CUSIP No. G9887Y 107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

YY Inc.

(Name of Issuer)

Class A common shares par value $0.00001 per share, represented by American Depositary Shares;

each American Depositary Share represents 20 Class A common shares

(Title of Class of Securities)

G9887Y 107**

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	CUSIP number G9887Y 107 is assigned to the Class A common shares of the Issuer (as defined below). CUSIP number 98426T 106 has been assigned to the American Depositary Shares of the Issuer, which are quoted on The NASDAQ Stock Market under the symbol “YY.” Each American Depositary Share represents 20 Class A common shares.

CUSIP No. G9887Y 107

1	NAMES OF REPORTING PERSONS Jun Lei
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 225,241,483 common shares (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 225,241,483 common shares (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,241,483 Class B common shares and 10,000,000 Class A common shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

57.1% (2) (or 20.7% of the total common shares outstanding assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)

12	TYPE OF REPORTING PERSON IN

(1)

Represent (i) 215,241,483 Class B common shares held by Top Brand Holdings Limited, which is wholly owned and controlled by Mr. Jun Lei and (ii) 10,000,000 Class A common shares in the form of American Depositary Shares (“ADSs”) held by an affiliate of Mr. Jun Lei. Mr. Jun Lei is the sole owner and director of Top Brand Holdings Limited. Each Class B common share is convertible into one Class A common share at the option of the holder at any time. Holders of Class A common shares and Class B common shares have the same rights except for voting and conversion rights. Each Class A common share is entitled to one vote, whereas each Class B common share is entitled to ten votes and is convertible into one Class A common share at any time by the holder thereof. Class A common shares are not convertible into Class B common shares under any circumstances.

(2)

Based on 179,400,000 Class A common shares outstanding as of December 31, 2012 and assuming all Class B common shares held by such reporting person are converted into the same number of Class A common shares.

CUSIP No. G9887Y 107

1	NAMES OF REPORTING PERSONS Top Brand Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 215,241,483 common shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 215,241,483 common shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,241,483 Class B common shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

54.5% (2) (or 19.8% of the total common shares outstanding assuming conversion of all outstanding Class B common shares into the same number of Class A common shares)

12	TYPE OF REPORTING PERSON CO

(1)	Represent 215,241,483 Class B common shares held by the reporting person. Each Class B common share is convertible into one Class A common share at the option of the holder at any time.
(2)

Based on 179,400,000 Class A common shares outstanding as of December 31, 2012 and assuming all Class B common shares held by such reporting person are converted into the same number of Class A common shares.

CUSIP No.        G9887Y 107

ITEM 1(a).	NAME OF ISSUER:

YY Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Building 3-08, Yangcheng Creative Industry Zone, No. 309 Huangpu Avenue Middle

Tianhe District

Guangzhou 510655

The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

(i)	Jun Lei

(ii)	Top Brand Holdings Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Jun Lei

Juanshitiandi Tower A, 12th Floor, Chaoyang District, Beijing 100102, PRC

Top Brand Holdings Limited

c/o Jun Lei

Juanshitiandi Tower A, 12th Floor, Chaoyang District, Beijing 100102, PRC

ITEM 2(c).	CITIZENSHIP:

(i)	Mr. Jun Lei—People’s Republic of China

(ii)	Top Brand Holdings Limited—British Virgin Islands.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A common shares. Each Class B common share held by each reporting person is convertible into one Class A common share at the option of the holder at any time.

ITEM 2(e).	CUSIP NO.:

G9887Y 107

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information with respect to the ownership of the common shares of the Issuer by the reporting persons is provided as of December 31, 2012. The table below is prepared based on the Issuer having a total of 179,400,000 shares of Class A common shares and 907,833,224 shares of Class B common shares outstanding as of December 31, 2012.

CUSIP No.        G9887Y 107

Reporting Person: Jun Lei	Class A Common Shares	Class B Common Shares	Total Common Shares on an As-converted Basis	Percentage of Aggregate Voting Power(4)

(a) Amount beneficially owned:	225,241,483 (1)	215,241,483 (2)	225,241,483 (1)	—

(b) Percent of class:	57.1% (3)	23.7%	20.7% (4)	23.4%(5)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0	0	0	—

(ii) Shared power to vote or to direct the vote	225,241,483 (1)	215,241,483 (2)	225,241,483 (1)	—

(iii) Sole power to dispose or to direct the disposition of	0	0	0	—

(iv) Shared power to dispose or to direct the disposition of	225,241,483 (1)	215,241,483 (2)	225,241,483 (1)	—

Notes:

Top Brand Holdings Limited, a British Virgin Islands company, is the record owner (the “Record Holder”) of 215,241,483 Class B common shares of the Issuer. Mr. Jun Lei is the sole owner and director of Top Brand Holdings Limited. An affiliate of Mr. Jun Lei is the record owner of 10,000,000 Class A common shares, in the form of ADSs, of the Issuer. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Jun Lei may be deemed to beneficially own all of the shares held by Top Brand Holdings Limited and the affiliate of Mr. Jun Lei.

(1) Represents the sum of (i) 215,241,483 Class B common shares held by the Record Holder that are convertible into 215,241,483 Class A common shares at any time at the option of the Record Holder and (ii) 10,000,000 Class A common shares in the form of ADSs held by an affiliate of Mr. Jun Lei. Pursuant to Rule 13d-3(d)(1), all shares of Class B common shares (which are convertible into shares of Class A common shares) held by the Record Holder shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A common shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A common shares owned by such person. Consequently, all Class A common shares amounts and percentages are inclusive of the Class B common shares amounts and percentages set forth herein.

(2) Represents 215,241,483 Class B common shares held by the Record Holder that are convertible into 215,241,483 Class A common shares at any time at the option of the Record Holder.

(3) To derive this percentage, (x) the numerator is the sum of (i) 215,241,483, being the number of Class A common shares that are convertible from the same number of Class B common shares held by the Record Holder and (ii) 10,000,000, being the number of Class A common shares in the form of ADSs held by an affiliate of Mr. Jun Lei, and (y) the denominator is the sum of (i) 179,400,000, being the numbers of the Company’s total Class A common shares outstanding at December 31, 2012 and (ii) 215,241,483, being the number of Class A common shares that are convertible from the same number of Class B common shares held by the Record Holder.

(4) To derive this percentage, (x) the numerator is the sum of (i) 215,241,483, being the number of Class A common shares that are convertible from the same number of Class B common shares held by the Record Holder and (ii) 10,000,000, being the number of Class A common shares in the form of ADSs held by an affiliate of Mr. Jun Lei, and (y) the denominator is the sum of (i) 179,400,000, being the numbers of the Company’s total Class A common shares outstanding at December 31, 2012 and (ii) 907,833,224, being the number of the Company’s total Class B common shares outstanding at December 31, 2012 that are convertible into the same number of Class A common shares.

(5) Percentage of aggregate voting power represents voting power of all common shares held by the reporting person with respect to all outstanding shares of the Company’s Class A and Class B common shares. Each holder of the Company’s Class A common shares is entitled to one vote per Class A common share. Each holder of the Company’s Class B common shares is entitled to ten votes per Class B common share.

CUSIP No.        G9887Y 107

Reporting Person: Top Brand Holdings Limited	Class A Common Shares	Class B Common Shares	Total Common Shares on an As-converted Basis	Percentage of Aggregate Voting Power(4)

(a) Amount beneficially owned:	215,241,483 (1)	215,241,483 (1)	215,241,483 (1)	—

(b) Percent of class:	54.5% (2)	23.7%	19.8% (3)	23.2%(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	0	0	0	—

(ii) Shared power to vote or to direct the vote	215,241,483 (1)	215,241,483 (1)	215,241,483 (1)	—

(iii) Sole power to dispose or to direct the disposition of	0	0	0	—

(iv) Shared power to dispose or to direct the disposition of	215,241,483 (1)	215,241,483 (1)	215,241,483 (1)	—

Notes:

(1) Represents 215,241,483 Class B common shares held by the reporting person that are convertible into 215,241,483 Class A common shares at any time at the option of the reporting person. Pursuant to Rule 13d-3(d)(1), all shares of Class B common shares (which are convertible into shares of Class A common shares) held by the reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A common shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A common shares owned by such person. Consequently, all Class A common shares amounts and percentages are inclusive of the Class B common shares amounts and percentages set forth herein.

(2) To derive this percentage, (x) the numerator is 215,241,483, being the number of Class A common shares that are convertible from the same number of Class B common shares held by the reporting person, and (y) the denominator is the sum of (i) 179,400,000, being the numbers of the Company’s total Class A common shares outstanding at December 31, 2012 and (ii) 215,241,483, being the number of Class A common shares that are convertible from the same number of Class B common shares held by the reporting person.

(3) To derive this percentage, (x) the numerator is 215,241,483, being the number of Class A common shares that are convertible from the same number of Class B common shares held by the reporting person, and (y) the denominator is the sum of (i) 179,400,000, being the numbers of the Company’s total Class A common shares outstanding at December 31, 2012 and (ii) 907,833,224, being the number of the Company’s total Class B common shares outstanding at December 31, 2012 that are convertible into the same number of Class A common shares.

(4) Percentage of aggregate voting power represents voting power of all common shares held by the reporting person with respect to all outstanding shares of the Company’s Class A and Class B common shares. Each holder of the Company’s Class A common shares is entitled to one vote per Class A common share. Each holder of the Company’s Class B common shares is entitled to ten votes per Class B common share.

CUSIP No.        G9887Y 107

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

Jun Lei
/s/ Jun Lei
Jun Lei

Top Brand Holdings Limited
	By:	/s/ Jun Lei
Name: Jun Lei
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement